Direct Dial: 404/572-6810
Email: rklingler@pogolaw.com

April 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	William Friar
Senior Financial Analyst

Re:	NBOG Bancorporation, Inc.
Form SB-2
Filed February 4, 2005
File No. 333-122567

Ladies and Gentlemen:

On behalf of our client, NBOG Bancorporation, Inc. (the “Company” or “NBOG”), we are responding to the comments received from your office by letter dated March 4, 2005 with respect to the above-referenced Registration Statement on Form SB-2. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of the Registration Statement, which is being filed concurrently and reflect the Company’s responses to your comments.

General Comments

1.	Please address the following applicable comments in your Form 10-KSB for the period ended December 31, 2004 as well as in your amended Form SB-2.

We have addressed the applicable comments in our Form 10-KSB for the year ended December 31, 2004 as well as our amended Form SB-2.

2.	Please note the updating requirements of Item 310(g) of Regulation S-B when preparing your amended Form SB-2.

We have updated our financial statements accordingly.

Securities and Exchange Commission
April 26, 2005

Form SB-2
Prospectus Cover Page

3.	The 1.34 rights per share do not seem to reconcile with the shares outstanding at 12/31/04 on the balance sheet. Please revise the 1.34 figure or reconcile that ratio for the staff.

Due to a change in the number and price of shares being offered, we have revised the number of rights per share to 1.72. As of the Record Date, NBOG had 868,198 shares outstanding, which results in 1,493,304 shares being offered in this offering.

The 1.34 figure was based on the number of shares outstanding prior to the private offering to the management and directors of NBOG, which was 746,990 shares. As noted above, we are now using the number of shares outstanding as of the Record Date to calculate the rights ratio of 1.72 rights per share.

4.	Noting officers and directors will sell the shares, supplementally advise the staff as to what part of Rule 3a4-1 of the Exchange Act rules they will be relying upon to sell the offer.

The officers and directors are relying on Rule 3a4-1(a)(1)-(3) and Rule 3a4-1(a)(4)(ii).

5.
We note the disclosure in the third to last paragraph that indicates that the Board has the right to accept subscriptions for unsold shares from existing shareholders and new investors. We also note the disclosure in the third to last question on page 3 and the disclosure on the bottom of page 17 and in Appendix A. Please review these disclosure to clearly and consistently explain how this will work mechanically and address such issues as how subscribers can subscribe for more than their allocation of rights and how new investors will be made aware of the offering. For example, the implication from page 17 is that the investor expresses an interest in purchasing additional shares, for which he will be billed at a later date. The implication from Appendix A is that in the original order the shareholder submits payment for all additional shares that he is willing to purchase.

We have revised the disclosures on pages 3, 5, 14 and 17 to clearly and consistently explain how the process will work mechanically and to address how new investors will be made aware of the offering.

Securities and Exchange Commission
April 26, 2005

Questions and Answers - page 2

6.
The last paragraph on page 4 indicates that the capital was raised to add capital for 2004; however, the sale appears to have taken place on January 31, 2005. Please revise the disclosure to clarify when and why the capital was raised.

We have revised the disclosure on page 2 accordingly.

7.	Revise to add the page number in the last answer on page 4.

We have revised the answer on page 4 accordingly.

Summary - page 5

8.	Revise to add the address of the corporate offices and its complete mailing address either here or on the cover page. See Item 503(b) of Regulation S-B.

We have revised the disclosure on page 5 accordingly.

9.	Revise the “Shares of Common Stock Outstanding” to add disclosure of all outstanding warrants and options and the weighted average exercise price, not included in the 1.82 million figure.

We have revised the disclosure on page 6 accordingly.

Risk Factors - page 8

10.
Revise the first risk to indicate whether or not management believes the losses will continue during the next 12 months. In addition, add disclosure of the other material reasons for the loss in 2004, such as, deterioration of credit quality resulting in an almost $2 million addition to the loan loss allowance, and almost $1 million in additional non-interest expenses.

We have revised this risk factor on page 8 accordingly.

11.
Revise the last risk on page 8 to briefly describe the weaknesses found and disclose if management believes it has taken corrective actions to eliminate the weaknesses. If so, briefly describe those corrective actions.

Securities and Exchange Commission
April 26, 2005

We have revised the Management’s Discussion and Analysis section to describe the weaknesses and the corrective means taken to address them. We have revised the risk factor on page 9 to refer to this section of Management’s Discussion and Analysis.

12.	Revise the first risk on page 9 to disclose whether the agreement is for a set term or is indefinite.

We have added a risk factor specifically regarding the formal agreement with the Office of the Comptroller of the Currency on page 8 which also addresses this comment.

13.
Revise the risk regarding additional capital on page 10 to indicate if management believes the proceeds from the offering, if fully subscribed, will be sufficient capital for the next 12 months. If not, so state and disclose whether or not the Company has plans to raise additional capital in the next 12 months.

We have revised the risk factor on page 10 accordingly.

14.	Revise the penultimate risk on page 11 to indicate how the Company will use the proceeds, e.g., expand loan activity, buy securities, etc.

We have revised the risk factor on page 11 accordingly.

The Rights Offering - page 13

15.
Reference is made to Example #1 under “Subscription Rights” on page 13. Because there is no rounding when using 500 as an example, delete the phrase “rounded up to the nearest whole share.” We suggest that you use 125 shares or 525 shares as an example, which would display to shareholders how the number gets rounded up to the nearest whole share.

We have revised Example #1 on page 13 accordingly.

16.	Revise the section “Private Offering to Directors and Management” to disclose their present intentions with regards to purchasing additional shares in this offering.

We have revised the heading of the referenced section to refer only to the previous “Private Offering.” We have revised the disclosure in the section titled “Purchases by Current Directors and Executive Officers” to disclose their present intentions with regard to purchasing additional shares on page 16.

Securities and Exchange Commission
April 26, 2005

17.
Reference is made to Example #3. Please advise us whether or not any officer actually fell into this example of purchasing shares in the private offering for which they would not have been eligible in this offering. If this did not happen, consider deleting this example.

We have deleted Example #3, and revised our disclosure in the section titled “Private Offering” and Example #2 to clarify that all purchasers in the Private Offering have agreed not to exercise any subscription rights based on the shares purchased in the Private Offering.

Because NBOG recently replaced its entire management team, the current management team did not own shares of the company prior to the Private Offering. The management team has agreed not to exercise the subscription rights that they will receive as a result of this ownership, but may purchase additional shares if permitted by the board of directors if shares remain following the expiration of the subscription rights.

Plan of Distribution - page 16

18.
Revise to indicate that if any agent, broker/dealer or underwriter is engaged to help sell the offering, the Company will file a post-effective amendment naming such entity and disclosing the compensation arrangements before any additional sales can occur.

We have revised the “Plan of Distribution” section on page 16 accordingly.

Dilution - page 20

19.
Revise the headings on the tables (3) at the bottom of page 20 to use “Consideration Paid” in lieu of “Tangible Equity.” In addition, instead of “Equity at December 31, 2004” and “Rights Offering” use “Existing Shareholders” and “Purchasers in Rights Offering.”

Because we have lowered the offering price to $4.00 per share, there will not be a “material dilution of the purchasers’ equity interest” under Item 506(b) of Regulation S-B. Accordingly, we have omitted the dilution table.

Securities and Exchange Commission
April 26, 2005

Use of Proceeds - page 21

20.
Revise to disclose whether the entire net proceeds will be invested in the subsidiary bank and describe the bank’s intended uses, e.g., expand lending activities, buy securities, etc. If any proceeds are to be kept at the holding company level, so state and describe the uses.

We have revised the disclosure on page 21 accordingly.

Market for NBOG Common Stock - page 22

21.	Revise the second sentence to disclose the weighted average exercise price.

We have revised the disclosure on page 21 accordingly.

Management’s Discussion and Analysis
Critical Accounting Policies - page 25

22.
Please revise to discuss all accounting policies that you believe are critical to your financial statements. Reference to the footnotes is not sufficient because the financial statement disclosures typically do not focus on the potential variability in your estimates. Revise this section to address the following for each critical accounting policy:

•	Specifically identify why each policy is considered critical by management.
•	When there is more than one methodology to choose from to calculate your estimates, describe the specific method you used, and discuss the differences between that and other available alternatives.
•	Describe the specific assumptions used in your estimates, discuss the potential volatility inherent in these assumptions and quantify the impact if possible.
•	Discuss the impact this volatility could have on net income, and quantify the impact if possible.
•	Discuss how accurate your estimates have been compared to actual expenses incurred.
Refer to Section V of Release Nos. 33-8350/34-48960.

We have revised the “Critical Accounting Policies” section of Management’s Discussion and Analysis on page 24 accordingly.

Securities and Exchange Commission
April 26, 2005

Results of Operations - page 25

23.	Revise your discussion of the allowance for loan losses to include the following:
•	Specifically discuss whether the credit deterioration resulted from one or a few large loans, or many loans.
•	Expand your discussion of the events and circumstances relating to the credit deterioration.

We revised the “Results of Operations” section on page 27 accordingly.

24.
Please revise your discussion, here, in your discussion on page 54 and in the financial statements as appropriate, of the agreement with the Office of the Comptroller of the Currency to disclose the following:

•	Discuss each specific identified weakness included in the agreement with the Office of the Comptroller of the Currency.
•	Discuss the specific steps you are required to take to correct identified weaknesses under the agreement.
•
Disclose the steps you have already taken under the agreement, and how long you believe the entire process will take. Discuss the resulting impact of the steps you have taken so far and what you anticipate the future impact will be on your loan portfolio and credit losses.

•	Disclose how you intend to restructure the bank to eliminate your identified credit deficiencies.
•	Discuss the reasons why the regulators and third-party credit reviewers identified the significant credit deficiencies instead of management.

We have added a section titled “Formal Agreement” on page 27 and revised the Results of Operations” section on page 27 and the “OCC Agreement” section on page 62 to provide additional disclosure, as appropriate.

25.
Noting the statement in the third paragraph that the mortgage lending division was closed, revise to expand the discussion here or in another appropriate place (Business section) why the division was closed, when it was closed, what and how the operations have changed, and the future impact on the Company. In addition, discuss the impact on future interest income and non-interest income, and how this will affect the current trends in interest income and non-interest income.

We have revised the disclosure on page 36 accordingly.

Securities and Exchange Commission
April 26, 2005

26.	Noting the formal agreement with the “OCC” dated August 19, 2004; supplementally advise the staff as to why the agreement should not be filed as an exhibit.

After confirming with the Office of the Comptroller of the Currency that we could disclose the formal agreement, we filed the formal agreement as Exhibit 10.6 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004, and have incorporated it by reference as an exhibit to this Registration Statement on Form SB-2.

Provision and Allowance for Loan Losses - page 30

27.
Please revise to include a description of any loans that are not currently past due, on non-accrual, or restructured where there is known information about possible credit problems of borrowers that causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may become past due, placed on non-accrual or restructured. Refer to Item III(C)(2) of Industry Guide 3.

We have revised the disclosure on page 36 accordingly.

28.	Expand your discussion to address the following:
•	State why the changes in the allowance for loan losses are occurring.
•	Discuss the events that took place to cause such a drastic increase in the allowance.
•
Specifically state if these credit declines were the result of third-party or regulatory reviews, and indicate the facts and circumstances that led to a regulatory review, or your engagement of third party credit reviewers.

We have revised the disclosure on page 33 accordingly.

29.
Please revise your disclosure on page 31 to discuss how you considered the fact that you have approximately $1.7 million non-accrual loans at the end of 2004 but only $990 thousand in the allowance for loan losses.

We have revised the disclosure on page 36 accordingly. The $990,000 balance includes a $259,500 reserve for classified substandard loans.

30.
Please revise your disclosure on page 31 to expand your discussion of the $405 thousand in loans past due greater than 90 days and still accruing at the end of 2003, to specifically state why these loans were not placed on non-accrual status.

We have revised the disclosure on page 36 accordingly.

Securities and Exchange Commission
April 26, 2005

31.	Revise to briefly describe how the loan portfolio decreased by $14.9 million, e.g., runoff, write-offs, etc.

We have revised the disclosure on page 33 accordingly.

32.	Supplementally advise the staff if the Company or Bank have any involvement with “SPE’s” or other off-balance sheet vehicles.

Neither the Company nor the Bank has any involvement with SPE’s or other off-balance sheet vehicles.

Non-Interest Income and Expense - page 32

33.	Tell us how you considered the guidance of paragraphs 41-47 of SFAS 144, in consideration of your closure of the mortgage division. We may have further comment based on your response.

As disclosed in the registration statement, management closed the mortgage loan department primarily due to lack of profitability and volume, but continues to accept and originate mortgage loan requests through a third party. Moreover, the Company does not consider the mortgage loan department to be a separate component of the Bank as described in paragraph 41 of SFAS 144. The guidance of SFAS 144 did not affect the Company’s decision to close the mortgage division, and the Company does not believe that the guidance of SFAS 144 applies.

34.
Noting that the loan division was closed, revise to explain why 7 employees were added and what functions they perform, e.g., 3 in administration, 2 in servicing, etc. If the employees were added as part of the agreement with the OCC, so state.

We have revised the disclosure on page 36 accordingly.

Financial Condition - page 33

35.
Please expand your discussion of the decrease in net loans to quantify, if possible, how much more of a decline you anticipate in the loan portfolio. In addition, specifically state if the decline in loans is a direct result of the regulatory order discussed on page 25.

We have revised the disclosure on page 37 accordingly.

Securities and Exchange Commission
April 26, 2005

36.	Please include a discussion of your “classified and criticized assets” referred to on page 33, and disclose the balance of each type of asset.

We have revised the disclosure on page 38 accordingly.

37.	Please revise your discussion of the changes in deposits to include specific details of why the decrease is occurring and if you expect this trend to continue.

We have revised the disclosure on page 37 accordingly.

Liquidity - page 36

38.	Please revise your discussion to include a description of management’s plans to replace funds if the runoff in deposits continues.

We have revised the disclosure on page 41 accordingly.

39.	Revise to disclose whether the Company can satisfy its cash requirements for the next 12 months, assuming full subscription of the offering.

We have revised the disclosure on page 41 accordingly.

Off Balance Sheet Arrangements - page 36

40.
Please revise to include a disclosure regarding your contractual purchase obligations for architectural and construction services for the construction of your new office facility, to include a discussion of when you expect the cash outflows to occur. Refer to Item 303(c) of Regulation S-B.

We have revised the disclosure on page 42 accordingly.

Business
New Management Team - page 38

41.	With regards to the four bullet points, add disclosure to briefly discuss what actions have been taken to date with regard to these items.

We have revised the disclosure on page 41 accordingly.

Securities and Exchange Commission
April 26, 2005

Management
Directors - page 44

42.
Revise the Business Experience disclosures to indicate that they have held the position(s) described during the last five years. If not held for 5 years, add disclosures to each bio to disclose the business experience for the last 5 years.

We have revised the disclosure on page 50 accordingly.

Employment Agreement - page 48

43.	Please describe the employment agreements that you have with current management. If there are none, please so state.

We have revised the disclosure on page 55 accordingly.

Related Party Transactions - page 48

44.
With a view towards additional disclosures, supplementally advise the staff if any loans written off or impaired are with any entity related to the officers and directors, including former officers and directors.

None of the loans that the Bank wrote off or classified as impaired are with any entity related to either the current or former officers and directors.

Capital Adequacy - page 54

45.	Please revise to disclose the specific steps you are taking to improve capital adequacy in order to meet your minimum capital requirements.

We have revised the disclosure on page 62 to describe more fully the steps being taken.

Securities and Exchange Commission
April 26, 2005

Common Stock - page 58

46.	In the last sentence of the third paragraph, please expand to make clear that the shares that will be issued in this offering will also be fully paid and non-assessable.

We have revised the disclosure on page 68 accordingly.

Shares Eligible for Future Sale - page 62

47.	Revise to disclose the status of all outstanding shares, i.e., are they all freely tradable or not.

We have revised the disclosure on page 71 accordingly.

Consolidated Financial Statements
Consolidated Balance Sheets - page F-3

48.	Please revise to include the total loans, the allowance for loan losses and unearned income separately on the balance sheet. Refer to Item 9.3.7 of Regulation S-X.

We have revised the disclosure on page F-4 accordingly. NBOG did not have any unearned income as of December 31, 2004 and 2003.

Consolidated Statements of Operations - page F-5

49.	Please revise to provide additional disclosure, either on the face of the financial statements or in a footnote, of other expenses as required by Item 9.4.13 of Regulation S-X.

We have revised the disclosure on page F-27 accordingly.

Securities and Exchange Commission
April 26, 2005

(1) Summary of Significant Accounting Policies
General

50.	Please revise to disclose your accounting policies for Mortgage origination fees and how this accounting complies with SFAS 91.

The Bank’s mortgage loan department originated mortgage loans that were table-funded. In these transactions, a wholesale lender funds the mortgage loan with the Bank while retaining the origination fee. The Bank recognized these origination fees into income as mortgage loans were closed.

51.	Please revise to include a description of your policy for accounting for construction in progress, to include any overhead allocated, interest during construction and other carrying costs.

We have revised the disclosure on page F-12 accordingly. We did not have any overhead allocated. Capitalized interest included in premises and equipment is disclosed on page F-18.

Investment Securities - page F-8

52.	Please revise to describe how you determine the fair value of your investment securities. The disclosure should specifically confirm that you use quoted market prices when available.

We have revised the disclosure on pages F-11 and F-24 accordingly.

53.	Please revise to disclose your policy for evaluating other than temporary impairment of investment securities.

We have revised the disclosure on page F-11 accordingly.

Recent Accounting Pronouncements - page F-10

54.
Please revise to separately disclose all recent accounting pronouncements that are applicable to your financial statements, and disclose your assessment of the potential impact on your reported financial results. Refer to SAB Topic 11:M.

We have revised the disclosure on page F-15 accordingly.

Securities and Exchange Commission
April 26, 2005

(6) Income Taxes - page F-13

55.	Please revise your disclosure to provide a tabular roll forward of the valuation allowance for each period presented in the income statement.

We have revised the disclosure on pages F-19 and F-20 accordingly.

Appendix A - page A-1

56.
Revise directly above or next to the bold type, “Additional Subscription” to state something along the lines of, “You can only subscribe for additional shares if you exercise your subscription rights above in full.”

We have removed the requirement of full exercise of subscription rights in order to subscribe for additional shares, and have revised the disclosure accordingly.

Back cover page

57.	Revise the Table of Contents to include the 2 appendices.

We have revised the Table of Contents accordingly.

Recent sales - pages II-2

58.	Revise to include a paragraph for the issuance of the 58,499 shares in 2004.

Because the private offerings extended across calendar years, we have revised the disclosure on page II-2 to provide additional detail to permit calculation of the number of shares purchased in each of the private offerings in any given calendar year.

59.
Revise each paragraph to disclose the number of purchasers and for the 506 offering, revise to indicate whether the unaccredited investors were “sophisticated” as defined in Rule 506(b)(2)(ii) of Regulation D.

We have revised the disclosure on page II-2 accordingly.

Securities and Exchange Commission
April 26, 2005

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6810. My fax number is 404-572-6999.

Very truly yours,

Robert D. Klingler

For POWELL GOLDSTEIN LLP

cc:	Mr. Albert F. Satterwhite

Kathryn Knudson, Esq.
Todd Wade, Esq.